UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NoAct

DIVISION OF
CORPORATION FINANCE

04005250

January 9, 2004

Mr. Christopher Reitz
Assistant General Counsel & Assistant Secretary
Aquila, Inc.
20 West Ninth Street
Kansas City, MO 64105-1711

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-9-2004

Re: Aquila, Inc.
Incoming letter dated November 19, 2003

Dear Mr. Reitz:

This is in response to your letter dated November 19, 2003 concerning the shareholder proposal submitted to Aquila by Charles Boyd. We also have received a letter from the proponent dated November 29, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles S. Boyd
2086 Banbury Road
Walnut Creek, CA 94598

Shook, Hardy & Bacon L.L.P.

Patricia K. Garringer

2555 Grand Blvd.
Kansas City
Missouri 64108-2613
816.474.6550
816.421.5547 Fax
pgarringer@shb.com

November 21, 2003

RECEIVED
2003 NOV 28 PM 12: 22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, D.C. 20549

Re: **Aquila, Inc. Proposal to Charles Boyd**

Dear Sir or Madam:

These materials are being sent to you on behalf of Aquila, Inc. ("Aquila") and pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Enclosed please find:

1. One original and six copies of a proposal submitted by one of Aquila's stockholders for inclusion in the proxy materials for Aquila's 2004 Annual Meeting of Stockholders;

2. One original and six copies of Aquila's request for confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if Aquila excludes such proposal from its proxy material and reasons in support thereof; and

3. One return receipt copy of such request.

Pursuant to Rule 14a-8(j), we are simultaneously herewith providing to the stockholder a copy of the enclosed materials. Please acknowledge the receipt of this material and the proper filing thereof by file-stamping and returning the return receipt copy of this request in the enclosed self-addressed and stamped envelope.

Please advise us if there are any additional requirements under the Exchange Act that we must satisfy for this submission. Any questions concerning this submission should be addressed to my attention at this office. Thank you for your assistance.

Very truly yours,

Patricia K. Garringer

Enclosures

cc: Christopher Reitz

Geneva
Houston
Kansas City
London
Miami
New Orleans
Orange County
Overland Park
San Francisco
Tampa
Washington, D.C.

1344583v1

Aquila

20 West Ninth Street
Kansas City, Missouri 64105-1711
816-421-6600

November 19, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Aquila, Inc. Proposal by Stockholder Charles Boyd

Ladies and Gentleman:

On behalf of Aquila, Inc. ("Aquila") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Staff") will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Exchange Act, Aquila excludes a proposal (the "Proposal") submitted by its stockholder, Charles Boyd (the "Proponent"), from the proxy materials for Aquila's 2004 Annual Meeting of Stockholders.

Aquila believes that it should properly omit the Proposal from its proxy materials for its 2004 Annual Meeting of Stockholders. Pursuant to Rule 14a-8(j) we are furnishing you with six copies of the Proposal and the following statement of reasons why Aquila deems the omission of the Proposal to be proper.

The Proposal

By letter dated September 18, 2003, a copy of which is attached, the Proponent submitted the following proposal for inclusion in Aquila's 2004 proxy materials:

> Whereas performance by Aquila, Inc. has been unacceptably poor as measured against any and all guidelines, and
>
> Whereas dividend payment to shareholders by Aquila, Inc. have been discontinued, and
>
> Whereas the common interest of all parties would be best served when everyone shares fairly in the rewards as earned,
>
> Be it resolved that no bonuses or incentive awards of any kind be granted by Aquila, Inc. to any Director, Officer, or Employee or Aquila, Inc. until

such time that dividend payments have been made to shareholders for four (4) consecutive quarters.

Statement of Reasons for Omission

Aquila believes that the Proposal may be excluded from the proxy materials for Aquila's 2004 Annual Meeting of Stockholders for the following reasons:

(i) The Proposal is contrary to the Commission's proxy rules, pursuant to Rule 14a-8(i)(3);

(ii) The Proposal is not a proper subject for action by stockholders under the laws of Delaware, the state in which Aquila is organized, pursuant to Rule 14a-8(i)(1); and

(iii) The Proposal deals with a matter relating to Aquila's ordinary business operations, pursuant to Rule 14a-8(i)(7).

Supporting Argument

A. Contrary to Proxy Rules

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits false or misleading statements in proxy soliciting materials." More specifically, Rule 14a-9 states that no solicitation shall be made which is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading. The Staff has concurred that statements contained in a shareholder proposal that reflect unfounded assertions, inflammatory rhetoric, and unsubstantiated personal opinions are false and misleading and may be properly excluded from a company's proxy materials. *See, e.g.,* Comshare, Inc. (Sept. 5, 2001); SI Handling Systems, Inc. (May 5, 2000).

The Proposal portrays the Proponent's opinions as fact, contains unsubstantiated assertions, omits materials facts, and contains misleading information. The statements "performance by Aquila, Inc. has been unacceptably poor as measured against any and all guidelines" and "the common interest of all parties would be best served when everyone shares fairly in the rewards as earned," while presented as facts, are inherently subjective and clearly reflect only the opinion of the Proponent. The Proponent does not present any factual authority, citations, or other relevant documentation that would corroborate such views or allow Aquila and its stockholders to evaluate their validity. The Proponent similarly fails to cite any precise criteria by which Aquila's performance should be or has been measured to determine an acceptable level or why it is fair or in the best interests of anyone to altogether eliminate incentive compensation.

Although Aquila's management is certainly not satisfied with the Company's performance, Aquila's stock price has increased from $1.80 per share on January 2, 2003 to $3.56 per share on November 19, 2003. Therefore we expect there are a group of our shareholders that would not consider Aquila's performance to be unacceptably poor, at least in terms of short-term stock price appreciation. Because the Proposal contains false and misleading statements, inflammatory rhetoric, and omits materials facts in violation of the Commission's proxy rules, it should be properly excludable under Rule 14a-8(i)(3).

B. Improper for Stockholder Action

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal from its proxy materials if "the proposal is not a proper subject for action by shareholder under the laws of the jurisdiction of the company's organization." Aquila is a Delaware corporation. Section 141 of the Delaware General Corporation Law provides that, "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Del. Code Ann. tit. 8, § 141(a) (2001). Such management authority of the board of directors is discretionary. The Delaware courts have consistently recognized that, in the absence of a "special provision in the certificate of incorporation, the directors, rather than the stockholders, manage the business and affairs of a corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); Polk v. Good, 507 A.2d 531, 536 (Del. 1986). Aquila's certificate of incorporation makes no provision to allow shareholders to manage bonuses or incentive awards granted to Aquila directors, officers, or employees.

Note 1 to Rule 14a-8(i)(1) further clarifies the exclusion available thereunder, stating that "some proposals are not considered proper under state law if they would be binding on the company if approved by the shareholders." The Staff has consistently agreed that shareholder proposals that mandate certain actions, thereby usurping the power of a company's board of directors under applicable state law, may be properly excluded from such company's proxy materials. *See, e.g.,* The Boeing Company (March 6, 2000); Dow Jones & Company (Nov. 30, 1995). The Staff has further recognized that "proposals that are binding on a company face a much greater likelihood of being improper under state law, and therefore, excludable under Rule 14a-8(i)(1). *See* Staff Legal Bulletin No. 14 (July 13, 2001). Alternatively, proposals that " are cast as recommendations or requests that the board of directors take specified action are proper under state law." Rule 14a-8(i)(1), n. 1.

The Proposal is phrased in mandatory, rather than precatory language and allows for no discretion on the part of Aquila's board of directors with respect to certain compensation awards. Further, the Proposal is not cast as a recommendation or request and, if approved, the Proposal would be binding on Aquila's board, thereby intruding on the board's statutory authority in contravention of Delaware law. Therefore, the Proposal is properly excludable under Rule 14a-8(i)(1).

In connection with the opinion expressed with respect to Delaware law, I wish to point out that I am a member of the bar of the State of Missouri and do not hold myself out as expert in the laws of other states. However, I have made such investigation as I have deemed appropriate concerning the laws of Delaware relating to such opinion and nothing has come to my attention that would cause me to question it.

C. The Proposal Relates to Aquila's Ordinary Business Operations Pursuant to Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if "the proposal deals with a matter relating to the company's ordinary business operations." The Staff has long recognized the principle that certain business matters are so fundamental to management's ability to run a company on a daily basis that they cannot, as a practical matter, be subject to direct shareholder oversight. *See* Release No. 34-19135, n. 47 (Oct. 14, 1982).

The Staff has held that matters relating to general compensation are within the ordinary business operations of a company; matters relating solely to executive compensation, however, are generally deemed to be beyond the scope of ordinary business operations and accordingly are not excludable from a company's proxy materials under Rule 14a-8(i)(7). *See* Xerox Corp. (March 25, 1993); Battle Mountain Gold Co. (Feb. 13, 1992); Caterpillar, Inc. (Feb. 13, 1992); Grumman Corporation (Feb 13, 1992); Release No. 34-40018 (May 21, 1998). The Staff's determination that general compensation is excludable as related to ordinary operations has been applied to exclude shareholder proposals related to bonuses, *see* FPL Group, Inc. (Feb 3, 1997), and shareholder proposals which fail to adequately address the class of executives they purport to cover, *see* Lucent Technologies, Inc. (Nov. 6, 2001); Comshare, Inc. (Sept. 5, 2001), and shareholder proposals that address both executive and general employee compensation. *See* Comshare, Inc. (August 23, 2000). Conversely, the Staff has in some cases held that shareholder proposals may not be excluded from a company's proxy materials in reliance Rule 14a-8(i)(7). These determinations have generally been issued only where a shareholder proposal addresses senior executive compensation exclusively. *See, e.g.* Time Warner Inc. (February 17, 1998); Reebok International Ltd. (March 16, 1992).

The broad language of the Proposal, by encompassing bonus and incentive awards granted to "any Director, Officer, or Employee," relates to general compensation matters. The Proposal impermissibly intertwines matters relating to compensation of all directors, officers, and employees, and further fails to identify any specific class of director, officer, or employee. The Proposal is therefore within the scope of Aquila's ordinary business operations and is properly excludable under Rule 14a-8(i)(7).

Conclusion and Request

For the foregoing reasons, we believe that the Proposal should be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Pursuant to Rule 14a-8(j), a copy of this letter is being mailed concurrently to the Proponent to advise him of Aquila's intention to omit the Proposal from the Aquila Proxy Material.

Thank you for your assistance in this matter. Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (816) 421-6600.

Sincerely,

Christopher Reitz
Assistant General Counsel & Assistant Secretary

cc: Mr. Charles Boyd

2086 Banbury Road
Walnut Creek, CA. 94598

RECEIVED
2003 NOV 20 PM 12:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

September 18, 2003

Aquila, Inc.
Office of the General Counsel
20 West Ninth Street
Kansas City, Mo. 64105

Attention: Mr. Christopher M. Reitz

On February 3, 2003 and again on February 15, 2003, as an established long-term bona fide owner of 1,000 shares of Aquila, Inc., I presented the following resolution to be brought forward at the Year 2004 Annual Shareholders meeting:

* * * * *

Whereas performance by Aquila, Inc. has been unacceptably poor as measured against any and all guidelines, and ……

Whereas dividend payments to shareholders by Aquila, Inc. have been discontinued, and ……

Whereas the common interest of all parties would be best served when everyone shares fairly in the rewards as earned, ……

Be it resolved that no bonuses or incentive awards of any kind be granted by Aquila, Inc. to any Director, Officer, or Employee of Aquila, Inc. until such time that dividend payments have been made to shareholders for four (4) consecutive quarters.

* * * * *

In March, 2003, I understood that this proposed resolution would, in fact, be brought forward for vote at the Year 2004 Shareholders Annual Meeting. Since the November 15 deadline for inclusion in Year 2004 Annual Meeting is approaching, please confirm that this resolution will be included, or otherwise, please give me the reasons why it will not.

Sincerely yours.

Charles S. Boyd
Charles S. Boyd

2086 Banbury Road
Walnut Creek, CA. 94598

November 29, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N. W.
Washington, D.C. 20549

Re: Aquila, Inc. Proposal by
Stockholder Charles S. Boyd

Ladies and Gentlemen:

This letter responds to Aquila, Inc.'s letter dated November 19, 2003 and further requests that the Security and Exchange Commission reverse Aquila's exclusion of my proposed resolution which was brought forward for their Year 2004 Annual Shareholders meeting.

This response will rebut the statements and arguments contained in Aquila's letter of November 19, 2003 in the same order as brought forward by their letter and also provide the required six copies of this letter and documents attached hereto in support of the proposed resolution.

THE PROPOSAL

The language and the content of this resolution are clear, to the point, and based on an undisputed concept of fairness to all parties at interest. No changes are suggested, nor are any changes needed. For the purpose of this resolution, "fair" is defined by Black's Law Dictionary as follows:
"Having the qualities of impartiality and honesty; free from prejudice, favoritism, and self-interest. Just; equitable; even-handed; equal, as between conflicting interest."

STATEMENT OF REASONS FOR OMMISSION

A. Contrary to Proxy Rules

Aquila states that this resolution contains unsubstantiated assertions, omits material facts, and contains misleading information. They quote my statement "performance by Aquila, Inc. has been unacceptably poor as measured against any and all guidelines" and "the common interest of all parties would be best served when everyone shares fairly in the rewards as earned" as having been presented to be facts, but (they say) are inherently subjective and reflect only my opinion. They proceed to say that no factual authority was presented to corroborate such views and no precise criteria was cited by which Aquila's performance could be measured, etc., etc.

Obviously Aquila's representatives have not read Chairman Richard C. Green's Shareholder Updates of May 2, 2003 and August 25, 2003, nor his letter to me dated June 27,2003. Chairman Green's Updates contain the statements quoted below which any shareholder understands when published by the Chairman , President and Chief Executive Officer represent the company's single greatest source for "factual authority", "citations", "criteria", and "relevant documentation" that could be found within, or outside, the corporate structure of any corporation. In view of the fact that Aquila's shareholders have been directly informed in writing by the Chairman of the Company of Aquila's unacceptably poor performance, it would seem reasonable that no further requirement for specific performance criteria could be needed for a resolution presenting a proposal to these very same shareholders. In all candor, the Chairman would more likely be inclined to overstate Aquila's performance, rather than understate. (Quotes are number keyed to Chairman Green's attached letters.)

Aquila Shareholder Update -- May 2, 2003

1. Your trust in the company may have been SHAKEN by OUR RECENT PERFORMANCE
2. Company's financial situation ... our plan to RESTORE THE HEALTH AND STABILITY OF OUR BUSINESS
3. How Aquila's DECLINING PERFORMANCE has affected them personally
4. It is especially important that executive compensation have a strong connection to shareholders ......Rick Green made a decision to take the vast majority of his compensation in stock – effectively linking his success to all other shareholders
5. Today, GIVEN THE COMPANY"S PERFORMANCE, the board acted to SUSPEND ALL OF Rick Green's incentive and bonus compensation

6. The financial results for 2002 were CLEARLY DISAPPOINTING, and everyone is working to RETURN AQUILA to FINANCIAL HEALTH. The majority of the $2.1 BILLION NET LOSS ...
7. To RETURN THE COMPANY TO FINIANCIAL STABILITY..... Plan for the COMPANY'S TURNAROUND....

Aquila's Shareholders Update -- August 25. 2003

8. Plan to RESTORE the COMPANY'S BUSINESS AND FINANCIAL STABILITY.
9. NET LOSS for the quarter was $80.6 MILLION, or $.41 per share
10. That compares with the 2002 second-quarter NET LOSS of $810.0 MILLION, or $5.69 per share

Richard C, Green, Jr. letter to Charles Boyd dated June 27, 2003

11. TO RETURN the company to financial STABILITY. Established a plan for the company's TURNAROUND
12. RESTORE Aquila's Financial HEALTH

Next, Aquila's argument unbelievably turns to short-term stock market prices to say that their new trader shareholders would not consider Aquila's performance to be unacceptably poor. To a normal shareholder, this is stunning. Somehow Aquila's representatives do not seem to realize that short-term stock prices do not necessarily have any relationship to their performance. Stock market prices, particularly short-term, relate to the economy, to politics, to the climate, and to a variety of other factors, but rarely to short-term performance of a single company.
To illustrate, using Aquila's suggested short-term stock market price basis of $1.80 to $3.56 per share, their competitor Dynergy's high/low prices for the past year were $5.43 and $.89 per share. Are they trying to say that Dynergy is the better performer in their opinion, or is this just an unfortunate thought that should not have been brought forward to the Security and Exchange Commission in this context.

In their conclusion of Item A, Aquila states "Because the Proposal contains false and misleading statements, inflammatory rhetoric, and omits material facts in violation of the Commission's proxy rules, it should be properly excludable ". To the contrary, as outlined above, this resolution does not contain false and misleading statements, inflammatory rhetoric, nor omit material facts; and it should be properly included under Rule 14a8(i)(3). In fact, in a spirit of fairness, Aquila truly should embrace this resolution.

B. Improper for Stockholder Action

Aquila states that their "certificate of incorporation makes no provision to allow shareholders to manage bonuses or incentive awards granted to Aquila directors, officers, or employees." Interestingly, while they hold forth that there is no provision to allow shareholders to be involved, they also fail to say that shareholders are prohibited from such activity. If not prohibited by Aquila's certificate of incorporation, how can it be an intrusion on the board's statutory authority in contravention of Delaware law? Please note that the resolution does not involve normal payroll, salary, or any such ordinary business action by Aquila, but is directed solely to bonuses or incentive awards until such time that shareholders are again recognized as the owners of the company. This resolution is not mandatory language – it merely contemplates the suspension of such extra awards until a certain benchmark is reached. The argument that this resolution intrudes on the board's authority in contravention of Delaware law reaches far beyond creditability.

Aquila's Mr. Christopher Reitz states that he is a member of the bar of the State of Missouri and that he is not an expert in the laws of other states. So the record may be clear, I am not a lawyer, but am a retired Certified Management Accountant (CMA certificate #158) and have worked with laws and lawyers of many countries, as well as several states in the United States.

C. The Proposal Relates to Aquila's Ordinary Business Operations Pursuant to Rule 14a-8(i)(7)

This rule deals with ordinary business operations. It is another grand stretch to claim that bonuses and incentive awards are ordinary business operations. Recent news stories about the New York Stock Exchange, as well as about several companies, clearly show this conclusion to be invalid. Bonuses and incentive awards quite clearly are special distributions over and above any ordinary business activity, and as owners of the business, stockholders should be allowed to influence such special treatments. In fact, this control should be welcomed as a new and needed internal control for Aquila.

CONCLUSION AND REQUEST

For the reasons stated above, I believe my resolution:

1. Complies with the Commissions proxy rules and is not materially false nor misleading,
2. Is a proper action by stockholders under the laws of Delaware since Aquila has not demonstrate otherwise and Rule 14 places the burden on Aquila to demonstrate that it is entitled to exclude a proposal,
3. Establishes that special awards clearly are not ordinary business for Aquila , nor for any other company.

Since Aquila did not provide you with a copy of my letter dated February 15, 2003, I have attached one hereto in order that the record may show that I own 1,000 shares of Aquila with a cost basis of $22,519.95 (excluding time value of money since 1992), plus my certification that I would continue to hold these shares for whatever period that may be necessary. Perseverance remains a quality almost equal to fairness, at least in my opinion.

If I can be of further assistance in this matter, my number is 925 937-9684

In closing, I request confirmation that the Security and Exchange Commission will recommend enforcement action if Aquila excludes this resolution.

Sincerely,

Charles S. Boyd

Charles S. Boyd

Cc: Mr. Christopher M. Reitz, Aquila, Inc.

Attachments: Aquila – Shareholder Update dated May 2, 2003
and Frequently Asked Shareholder Questions
Aquila – Shareholder Update dated August 25, 2003
Richard C. Green, Jr. letter dated June 6, 2003
Charles S. Boyd letter to Aquila dated February 15, 2003

Aquila

Shareholder Update

Dear Fellow Shareholder:

The events of the past year have been difficult for all Aquila shareholders, and I fully appreciate that your trust in the company may have been shaken by our recent performance. We are confident and clear about the road ahead, yet also understand that significant challenges remain.

During the past several months, we have been talking to investors about the company's financial situation – how it came about, and our plan to restore the health and stability of our business. Through our year-end results announcement, postings on our website and a series of shareholder meetings, we have been communicating about Aquila's restructuring efforts and listening to your feedback. In my conversations with investors, several issues and tough questions are consistently raised. This letter addresses those topics and provides answers to the most commonly heard shareholder concerns.

Recently our efforts were focused on the completion of our new $630 million financing agreement on April 11. This achievement was a critical milestone that removed much of the uncertainty about our ability to continue operating. Today, we are still largely focused on activities that will improve service to our customers as well as further restore liquidity and strengthen the balance sheet. We will continue work to restore Aquila's financial footing throughout 2003 and 2004. Upon successful completion, we are confident that earnings will follow.

Along the way, we plan to keep you apprised of our progress. In addition to our quarterly financial updates, we are fully committed to openly sharing news and developments and discussing the challenges ahead. Our efforts will focus on three key areas:

1) Openness with shareholders

While meeting and talking with shareholders have always been among the more enjoyable aspects of my role as chairman, lately those conversations have been understandably difficult. Last month, I spoke with hundreds of individuals during a series of shareholder meetings and heard firsthand how Aquila's declining performance has affected them personally. Many expressed anger, resentment and exasperation.

These meetings allowed me to address questions on our decision to exit the Merchant business, which for 16 years had made significant contributions to Aquila's growth and profitability. I also responded to questions on executive compensation, our strengthened governance policies and the role of the board in guiding our business, and the tough but necessary decision to suspend our dividend (see the enclosed *Frequently Asked Shareholder Questions*).

While I'd prefer to have a personal dialogue with each of you, that obviously is not possible. I encourage you to check our website frequently at www.aquila.com to learn about recent developments, stock information, financial presentations and much more. As always, you can call Aquila's toll-free Shareholder Information line at 888-828-2000 to get the current stock price, earnings reports and other company information. We will do all we can to keep you continually updated.

2) Restructuring plan

Refinancing: We recently completed a $630 million financing package, which consists of two parts – a 364-day $100 million loan, with a 30-day option to increase the loan to $200 million, and a $430 million three-year term loan. The financing removes the pressure on our short-term liquidity. However, work must continue to reduce our liabilities and repair our balance sheet.

To fulfill a condition of our financing, we filed applications with five state regulatory commissions on April 30 requesting approval to use Aquila utility assets as collateral for the working capital requirements of our utility operations. This working capital will be used for utility operations, including the purchase of natural gas and electricity supplies, the upgrade of the distribution systems and maintenance of power plants, and other activities that enhance Aquila's ability to provide safe, reliable energy service.

Asset sales: On April 22, we announced our agreement to sell all of Aquila's Australian interests for $589 million, which after fees, expenses and taxes is projected to yield net cash proceeds of approximately $445 million at closing. There are substantial closing conditions related to the agreement and a possibility that the proceeds will not meet expectations. However, if the transaction is completed, proceeds will be used to repay borrowings under the 364-day loan portion of our recent financing package. Remaining proceeds will be used to carry out our restructuring plan. Additional asset sales are being considered and will proceed only if the transactions make sense for the company.

Contractual agreements: Discussions to renegotiate our tolling agreements on the Acadia and Elwood generation plants continue. Those agreements were entered into when the demand for electricity across the country was expected to rise markedly. In exchange for "lease" payments to the plant owners, the agreements give Aquila control of the energy produced by the plants. Plans to resell the energy on the open market have been hampered given today's low-growth and investment-poor economy. Our intent is to reach a settlement to exit these agreements to avoid the ongoing cost of "lease" payments. Although a successful resolution of these commitments likely would require Aquila to make an upfront payment, it would eliminate a significant long-term pressure on the balance sheet.

Merchant business: This past summer we began our exit from the Merchant business, and those efforts to wind down our trading obligations continue. The ded-

Frequently Asked Shareholder Questions

Why did the board of directors eliminate the dividend?

As the energy trading markets deteriorated and it became evident that Aquila would face a liquidity crisis, the board evaluated the available alternatives that could best preserve cash. The directors reached the necessary but difficult conclusion that suspension of the dividend was in the immediate best interest of the company.

Will the dividend be restored?

Aquila remains focused on improving its liquidity and, as a result, the board is not currently considering a plan to restore the dividend in the near term. Over the long term, Aquila's restructuring plan will return the company to its regulated utility roots. One characteristic of that business model is the payment of a dividend. Once the company completes its transition and the board is comfortable with the health and financial outlook of Aquila's operations, the directors will consider restoring a dividend.

It also is important to note that upon completion of the restructuring process, Aquila's regulated utility operations will be the company's principal revenue source. For 16 years, the company's energy marketing and trading business contributed to earnings, cash generation and ultimately the dividend payment. With the elimination of these operations, it will be difficult to restore a dividend to previous levels.

How can the company justify Rick Green's 2001 compensation?

Aquila's management and board of directors believe it is especially important that executive compensation has a strong connection to shareholders. More than five years ago, Rick Green made a decision to take the vast majority of his compensation in stock – effectively linking his success to all other shareholders. In 2001, the company recorded the best performance in its history (producing a five-year total return to shareholders of 81 percent, while the S&P produced a 51 percent return). In accordance with the company's compensation design, Rick Green's compensation reflected the company's record earnings that year. However, as shareholders experienced the recent dramatic decline in the stock's value, Rick Green's past compensation – the majority of which was in stock – was proportionally reduced.

Today, given the company's performance, the board has acted to suspend all of Rick Green's incentive and bonus compensation. Additionally, until the company's performance and stock price markedly improve, his base pay will remain frozen.

Your March 2002 letter to shareholders said the company was strong. What happened?

Everything in the March shareholder letter was true. However, by mid-year the depressed economy, dramatic tightening of the credit markets, increased credit agency metrics, and the rapidly deteriorating energy market made it very clear that Aquila had to exit the energy marketing and trading business. This has been a very difficult task as Aquila was one of the leading and most innovative firms in the industry for the past 16 years. It is of little consolation, but it should be noted that nine of the top 10 energy marketing and trading firms have announced plans to exit the business. Aquila was the first to do so. The benefit of this early move is that the company is well on its way to getting the job done. There is still much work to do, but significant progress continues to be made.

How did Aquila manage to lose $2.1 billion in 2002?

The financial results for 2002 were clearly disappointing, and everyone at the company is working to return Aquila to financial health. The majority of the $2.1 billion net loss was made up of restructuring and impairment charges, net losses on asset sales, losses within discontinued operations, and margin losses incurred during the wind-down of Aquila's Merchant trading portfolio. Most of these charges were related to the implementation of Aquila's restructuring plan, which focuses on Aquila's return to its regulated utility roots.

How can shareholders be assured that the board is acting in their best interests?

Aquila exceeds the New York Stock Exchange and Sarbanes-Oxley requirements for board independence. Aquila's commitment to board independence preceded the enactment of legislation. Historically, retiring Aquila directors have been replaced by new, independent board members. In this year's proxy election, an additional independent director has been nominated to the board. If elected, seven of Aquila's eight-member board of directors will be independent. This independence allows board members to act purely in the interests of shareholders without conflict. Last year, the board elected Herman Cain as the lead independent director. Under Mr. Cain's direction, the board meets without the chairman present to discuss company and performance issues.

Is the current management team capable of turning the company around and operating the company's core utility business?

The Aquila management team, with the support of the company's 4,500 employees, has the determination and ability to return the company to financial stability. They have established a plan for the company's turnaround and made significant progress toward implementation. The current leadership team has a solid mix of energy industry and business experience and a successful track record of achieving results. Together they understand the challenges ahead and, more importantly, they are in the best position to restore Aquila's financial health.

Aquila

Shareholder Update

August 25, 2003

Dear Fellow Shareholder:

Aquila has made progress toward the restructuring goals we described at our annual meeting in June. For more than a year now, we've been working steadily to achieve each of the components of our comprehensive plan to restore the company's business and financial stability. With completion of each step in this plan, we come closer to having our business refocused on owning and operating natural gas and electric utilities in the United States.

Plenty of challenges remain. **We are working diligently toward returning to profitability after 2004 and will provide shareholders with updates about our progress. In 2003 and 2004 we must maintain our focus on reducing debt and improving the performance of our utility operations.** Those actions will help build the sound financial foundation that allows us to return value to you, our investors.

Our core regulated utility business is sound, and becoming stronger. Once we shed the remaining non-core assets and obligations that are a financial drain on Aquila, the performance of our remaining domestic utility network business can again create shareholder value.

This periodic update is part of my ongoing commitment to keep you informed about our progress and remaining challenges. I have met with hundreds of shareholders this year. I also appreciate how many of you have contacted me or our Investor Relations staff with questions, opinions and suggestions. All your frank comments are heard and considered. Keep them coming.

Second-Quarter Financial Results

On August 12, Aquila reported its second-quarter results. I encourage you to visit our website for the full press release, replay of our quarterly conference call on earnings, and link to our full report to the SEC on Form 10-Q. In this letter, I want to provide you with a summary of the most important information. As an alternative to the Internet, recordings of Aquila news releases are available on our toll-free investor line, 888-828-2000.

Aquila reported a second-quarter 2003 net loss that reflects actions taken under the ongoing plan to wind down our wholesale energy business, complete asset sales and restructure certain contractual obligations. The net loss for the quarter was $80.6 million or $.41 per fully diluted share, including $14.5 million of net income from discontinued operations. That compares with the 2002 second-quarter net loss of $810.0 million or $5.69 per fully diluted share, which included $15.5 million in net income from discontinued operations.

The losses were anticipated, and our transition plan to strengthen Aquila as a financially sound owner and operator of utilities in the United States is progressing as planned. We have completed several major components of our plan by selling our Australian assets, exiting the Acadia tolling agreement and continuing to strengthen our domestic networks business. We will continue our restructuring through this year and next, especially our work to address our remaining long-term natural gas contracts and fixed capacity payments for merchant power plants.

The loss in this year's second quarter is primarily due to restructuring and impairment charges related to our decision to reshape the business to be a regulated utility. In addition, interest expense was higher in 2003 due to the company's non-investment grade credit rating. Quarterly results included impairment charges and a loss on the sale of assets totaling $103.0 million, primarily due to the termination of a tolling contract. We also recorded $20.8 million in restructuring charges, including $17.8 million related to unfavorable interest rate swaps from which the company fully exited in the second quarter.

Asset Sales

Including proceeds from the Australian sale closed in July, Aquila has now generated $1.7 billion from the asset sale program we began in the second quarter of 2002. Recently completed and planned asset sales include:

- **Australia.** In May 2003, we closed the sale of our 22.5 percent interest in AlintaGas Limited, and in July we completed the sale of our 33.8 percent interest in United Energy and 25.5 percent interest in Multinet Gas. After fees, expenses and taxes, the sales of the three Australian investments are expected to yield net cash proceeds of $477.0 million. Approximately $200.0 million of the proceeds was used to retire the borrowings under the 364-day secured credit facility that Aquila arranged in April 2003.
- **Canada.** In the second quarter of 2003, we began a process to solicit interested buyers for our Canadian network business. We received indicative bids in July and subject to receipt of acceptable offers from the bidders, we expect to negotiate a definitive agreement in this year's third quarter and close the sale in the first quarter of 2004, following receipt of regulatory approvals and satisfaction of other closing conditions. Because we are working on selling the Canadian network, we now include the results from that business in discontinued operations.
- **IPP Sale.** Aquila is seeking bids for its interest in 13 independent power projects across the United States and in Jamaica. The company owns about half of the combined 1,462 gross megawatts of capacity available from these plants and will proceed with a sale only after receiving an acceptable offer.
- **United Kingdom.** In May 2003, we agreed to sell our 79.9 percent interest in Aquila Sterling Limited, the owner of Midlands Electricity plc, for approximately $56.0 million. Completion of the sale is subject to various conditions, including successful redemption of outstanding bonds issued by Avon Energy Partners Holdings, an Aquila Sterling subsidiary, at 86 percent of their par value plus accrued interest. If Aquila does not close the sale of this investment by November 2003, the agreement to sell will terminate unless the parties agree otherwise.

U.S. Utility Operations

Earnings before interest and taxes (EBIT) from our core utility operations were $10.9 million in the 2003 second

Aquila

Richard C. Green, Jr.
Chairman, President and
Chief Executive Officer

20 West Ninth Street
Kansas City, MO 64105-1711
Tel 816-467-3507
Fax 816-467-3556
rick.green@aquila.com

06/27/2003

PO Box 13287
KC, MO 64199

Mr. Charles Boyd
2086 Banbury Road
Walnut Creek, CA 94598

Dear Mr. Boyd:

We have received your recent letter. I appreciate your candid feedback and take to heart your observations. We at Aquila do appreciate hearing from our shareholders as they can provide us with valuable insight on the perceptions of our company and our industry in general.

I certainly understand your frustration during these challenging times the company is facing. As I have discussed in several letters sent to shareholders over the past few months, Aquila has been navigating a restructuring plan designed to respond to these challenges.

Rest assured the Aquila management team, with the support of the company's employees, has the determination to return the company to financial stability. They have established
(11) a plan for the company's turnaround and have made significant progress toward implementation. The current leadership team has a solid mix of energy industry and business experience and a successful track record of achieving results. Together they understand the challenges ahead, and more importantly, they are in the best position to
(12) restore Aquila's financial health.

As we go through this transition, I realize there are many unhappy shareholders. I will do my best to regain the confidence and trust you once placed in Aquila.

Thank you again for your valuable feedback. You can stay up to date with company progress by visiting our website at www.aquila.com or calling the recorded line toll free at 1-888-828-2000. Feel free to contact Investor Relations toll free at 1-800-487-6661 with any questions or comments you may have.

Sincerely,

Rick Green

2086 Banbury Road
Walnut Creek, CA. 94598

February 15, 2003

Aquila, Inc
Office of the General Counsel
20 West Ninth Street
Kansas City, Mo. 64105

Attention: Mr. Christopher M. Reitz

On Valentine Day, February 14, 2003, I was surprised and disappointed to receive your letter dated February 11, 2003, which appears to be the first steps of a dance of avoidance through technicalities. For your information, I served four years from 1941 to 1945 in the U S Marine Corps and was taught a very valuable lesson in perseverance. I will not give up, so if that is your wish, let your dance begin.

Attached herewith (except for Item #4) and so numbered are:

#1. A copy of Merrill Lynch statement of my account showing ownership of 1,000 shares of Aquila stock on January 31, 2003.
#2. A copy of Charles Schwab statement of my account showing ownership of this same 1,000 shares of Aquila (aka Utilicorp United Inc.) stock on January 31, 2002, one year earlier.
#3. Copy of Charles Schwab confirmation dated April 30, 2001 showing purchase of 250 shares of Utilicorp United Inc. @ $34.84.
#4. Charles Schwab statement of my account dated March 31, 1999 showing a 250 share stock split was not readily available, but the total number of shares reflects the stock split increase.
#5. Copy of Charles Schwab statement of my account dated December 31, 1992 showing the purchase of 500 shares of Utilicorp United on December 28, 1992 at a cost of $27.50.
#6. Copy of statement from Charles Schwab for March 31, 2002 showing your name change from Utilicorp United to Aquila, Inc. on March 19. 2002.

These documents should be sufficient documentation to establish for yourselves and for the SEC that I have owned 1,000 shares of Aquila stock for the last year, and in fact, have owned some shares in your company for more than 11years.

* Next, for the record and in writing, I hereby certify that I intend to continue to hold these 1,000 shares of Aquila stock through the date of Aquila's Year 2004 annual meeting of shareholders, or whatever longer period as may prove necessary to bring my proposal as set forth by Attachment # 7 below to an annual meeting of Aquila shareholders.

If necessary, I could have these shares transferred from Merrill Lynch to my personal account. That is not what I wish to do as it would not be useful to me, nor to you; but if Aquila wishes to play a game, then simply let me know and I shall respond accordingly. It has become apparent that Aquila does not desire input from shareholders, but fairness is the issue in this matter, and I believe fairness to be a most worthy issue.

Please advise whether the documents herein are acceptable for the purpose of moving forward my proposed resolution.

Sincerely yours,
Charles S. Boyd
Charles S. Boyd

* PS: For your records, my out-of-pocket investment in Aquila amounts to $22,519.95, which is now worth about 10% of that, not considering the loss of time-value of money since 1992.

Attachments:
#1. Copy of Merrill Lynch statement dated January 31, 2003
#2. Copy of Charles Schwab statement dated January 31, 2002
#3. Copy of Charles Schwab confirmation dated April 30, 2001
#4.
#5. Copy of Charles Schwab statement dated December 31, 1992
#6. Copy of Charles Schwab statement dated March 31, 2002
#7. Copy of Proposed Resolution dated February 3, 2003

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aquila, Inc.
Incoming letter dated November 19, 2003

The proposal directs that no bonuses or incentive awards be granted to any director, officer or employee until Aquila makes dividend payments for four consecutive quarters.

There appears to be some basis for your view that Aquila may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Aquila omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Aquila relies.

Sincerely,

John J. Mahon
Attorney-Advisor